Exhibit 99.1

Bright Scholar Marketing Event and Business Updates

Guangdong, June 10, 2017 (PRNewswire) – Bright Scholar Education Holdings Limited (NYSE: BEDU) (“Bright Scholar” or the “Company”), the largest operator of international and bilingual K-12 schools in China*, today provided an update on the 2017 international program graduates university enrollments at the Company’s marketing event.

As of the release date, all of the 216 graduates for the 2017 class were admitted into overseas universities, with 87% admitted into global top 50 institutions and 96% into global top 100 institutions, as ranked by either the QS World University Rankings or U.S. News.

The Company currently operates 51 schools, comprising six international schools, 11 bilingual schools and 34 kindergartens, and has 14 new schools in the pipeline for launch. Among the new schools, there are two schools and two kindergartens not within Country Garden’s properties and have been scheduled to launch by September 1, 2017.

The Company has entered into partnership with Columbia University and University of California, Berkley to set up “Bright Scholar-Columbia Scholarship” and “Bright Scholar-UC Berkley Scholarship,” respectively, to support talented students who come to Columbia and UC Berkley from the schools operated by the Company in China.

About Bright Scholar

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2017, Bright Scholar operated 51 schools covering the breadth of K-12 academic needs of its students across seven provinces in China. In the first half of the 2017 school year ended February 28, 2017, Bright Scholar had an average of 29,230 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2016, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact

Bright Scholar Education Holdings Limited

Email: IR@brightscholar.com

FleishmanHillard

Email: BrightScholar.ir@fleishman.com